Exhibit 12.1
PlanetOut Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratios)

								Six months
	Year ended December 31,							ended
	2001	2002	2003	2004		2005		June 30, 2006
Net income (loss) from operations as reported	$(15,644)	$(7,807)	$(423)	$449		$2,043		$(321)
Add: Fixed charges	836	112	193	1,713		238		398

Earnings as defined	$(14,808)	$(7,695)	$(230)	$2,162		$2,281		$77

Fixed charges	$836	$112	$193	$1,713		$238		$398

Ratio of earnings to fixed charges (1)	—	—	—	1.3	x	9.6	x	0.2	x

(1)	The ratio of earnings to fixed charges is computed by dividing income (loss) from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest. Earnings were insufficient to cover fixed charges in 2001 through 2003 by amounts equal to the net loss for the period.